Exhibit 99.1

November 30, 2020

TO:	Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re:	Norbord Inc.

Notice of Meeting and Record Dates

We advise of the following with respect to the upcoming Special Meeting of Shareholders of Norbord Inc.:

Meeting Type:	Special Meeting

Record Date for Notice of Meeting:	December 11, 2020

Record Date for Voting (if applicable):	December 11, 2020

Beneficial Ownership Determination Date:	December 11, 2020

Meeting Date:	January 19, 2021

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements: NAA for Beneficial Holders NAA For Registered Holders	No No

NAA Stratification	Not applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	65548P403	CA65548P4033

Yours truly,

“T. Connelly McGilley”

Tracy Connelly McGilley

General Counsel & Corporate Secretary

Norbord Inc.	Main Tel (416) 365-0705
Suite 600 One Toronto Street Toronto, Ontario M5C 2W4	Main Fax (416) 365-3292 www.norbord.com